[LINCOLN EDUCATIONAL SERVICES CORPORATION LETTERHEAD]

June 17, 2005

VIA ELECTRONIC TRANSMISSION

Ms. Michele M. Anderson

Legal Branch Chief

Securities and Exchange Commission
Division of Corporation Finance

Mail Stop 0407
450 Fifth Street, N.W.
Washington, D.C.  20549

Lincoln Educational Services Corporation

File No. 333-123644

Additional Responses to SEC Comment Letter dated June 2, 2005

Dear Ms. Anderson:

On behalf of Lincoln Educational Services Corporation (the “Company”), set forth below are comment nos. 4 through 10 of the staff of the Securities and Exchange Commission (the “Commission”) received in your letter dated June 2, 2005 (the “Comment Letter”) relating to the Company’s registration statement on Form S-1 (File No. 333-123644) filed on May 25, 2005 (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”).  Each comment is followed by the Company’s response to that comment.  Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.  As you are aware, the Company has previously responded on June 7, 2005 to comment nos. 1, 2 and 3 included in the Comment Letter.

By its responses herein, the Company believes that it has addressed the comments of the staff of the Commission presented below.

Annex A to May 25, 2005 Response Letter

Print and Mail Materials

Second Letter to Employees and Friends of Lincoln Educational Services, from David Carney

4.                                      We note the statement on the first page of the letter that “given the limited number of shares available, we cannot assure you that you will obtain the number of shares requested.”  Please delete the phrase “given the limited number of shares available,” as that language may suggest that the offering will be oversubscribed.

As discussed telephonically with Kristina Wyatt of the Commission on June 8, 2005, the Company has revised the statement on the first page of the letter to delete the phrase, “Given the limited number of shares available,” and replace it with the phrase, “Due to the nature of a reserved share program.”

Frequently Asked Questions Regarding the Lincoln Educational Services Corporation Reserved Share Program

5.                                      We note the statement appearing at the bottom of page 8 that alternative arrangements can be made with a Merrill Lynch representative in the event participants will be unavailable after pricing.  Please confirm that, regardless of the nature of the alternative arrangements, Merrill Lynch will obtain post-effective reconfirmations of their indications of interest.

Merrill Lynch has confirmed to the Company that it will obtain post-effective reconfirmations of indications of interest.

Annex B to May 25, 2005 Response Letter

Merrill Lynch Materials

6.                                      Please tell us whether or not the Deal Sketch page will be preceded by a prospectus.  If not, tell us whether or not Merrill Lynch intends to include the legend required by Rule 134(b).

Merrill Lynch has confirmed to the Company that the Deal Sketch page will be preceded by a preliminary prospectus.

7.                                      We note the “Internet Presentations” button on the far left side of the screen.  Please tell us whether or not the button links to a page that contains only information permitted in accordance with the Net Roadshow line of no-action letters.

Merrill Lynch has confirmed to the Company that the “Internet Presentations” button links to a page that contains only information permitted in accordance with the Net Roadshow line of no-action letter.

8.                                      Please confirm that the post-deal information on the bottom of the Deal Sketch page, e.g., pot split, etc., will be posted only after a final prospectus is available and posted.

As per the Commission’s request, Merrill Lynch has removed the information on the bottom of the Deal Sketch page (e.g., pot split) and will only post such information after a final Prospectus is available and posted.

Harris Direct Materials

9.                                      Please revise the discussion on the first page under the caption “Submitting an Indication of Interest” to emphasize that the submission of an indication of interest involves no obligation and investors are not obligated to purchase the shares unless or until they reconfirm their indications of interest after effectiveness and pricing.

HarrisDIRECT will include additional disclosure on the website, on a permanent basis, in the “Submitting an Indication of Interest” section of the website as follows: “The submission of an indication of interest involves no obligation.  Investors are not obligated to purchase the shares unless or until they reconfirm their indications of interest after effectiveness and pricing.”  Please see the screenshot of this page, which is being provided supplementally to the staff as Annex A, showing the changes made in response to the Commission’s comment.

10.                               Please include the Rule 134(b) legend on the tombstone page.

The Rule 134 (b) disclosure has always been in HarrisDIRECT’s offer section and the tombstone page.  However, the page submitted to the Commission previously was inadvertently cut off immediately before the Rule 134(b) disclosure.  A new screen shot is being provided supplementally to the staff as Annex B.

If you have any questions concerning the matter referred to in this letter, please call the undersigned at (973) 736-9340 or counsel to the Company, Rohan S. Weerasinghe of Shearman & Sterling LLP, at (212) 848-7088.

Very truly yours,

/S/ CESAR RIBEIRO

Cesar Ribeiro

cc:	Robert Carroll
Kyle Moffat
Derek Swanson, Esq.
(Securities and Exchange Commission)

Rohan S. Weerasinghe, Esq.
(Shearman & Sterling LLP)